

Mail Stop 4631

December 1, 2009

By U.S. Mail

Jeffrey Stroburg
Chief Executive Officer
REG Newco, Inc.
416 South Bell Avenue
Ames, IA 50010

Re: **REG Newco, Inc.**
        Amendment No. 4 to Registration Statement on Form S-4
        Filed November 23, 2009
        File No. 333-161187

Dear Mr. Stroburg:

        We have reviewed your filing and have the following comment.

Amendment No. 4 to Registration Statement on Form S-4

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Note 2 – Summary of Significant Accounting Policies, pages F-9 and F-38

Preferred Stock Accretion, pages F-12 and F-42

1.   We appreciate your response to prior comment two. Rule 5-02.28 of Regulation S-X
        requires preferred securities that are redeemable for cash or other assets to be classified
        outside of permanent equity if they are redeemable (1) at a fixed or determinable price on
        a fixed or determinable date or dates; (2) at the option of the holder; or (3) upon the
        occurrence of an event that is not solely within the control of the issuer. We note that no
        additional conditions need to be met in order for REG and REG Newco's redeemable
        preferred stock to be redeemable at the option of the holder. That is, if the preferred
        stock is still outstanding in August 2011 (for REG) or 2013 (for REG Newco), then the
        preferred shareholders may demand redemption. We further note that under Rule 5-
        02.28(2) of Regulation S-X, the probability of redemption is not considered.
        Accordingly, the preferred stock is required to be classified outside of permanent equity
        under Rule 5-02.28(2) of Regulation S-X. In accordance with paragraph 15 of ASC 480-
        10-S99-3A, "[i]f an equity instrument subject to ASR 268 is not currently redeemable
        (for example, a contingency has not been met), subsequent adjustment of the amount

presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable. If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time)...", accretion to its redemption amount at each balance sheet date using one of the methods set forth in paragraph 15 of ASC 480-10-S99-3A is required. Please revise your registration statement accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, staff accountant, at (202) 551-3865 or Jeanne Baker, assistant chief accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Heidi E. Mayon, Esq. (Via Facsimile 415-983-1200)